Exhibit 23.8

Fifth Avenue Place 600, 425 – 1 Street SW Calgary AB T2P 3L8 Canada

Tel: 403-648-3200 Fax: 403-265-0862 www.deloitte.ca

January 13, 2012

Magnum Hunter Resources Corporation

777 Post Oak Boulevard, Suite 650

Houston, Texas 77056

Dear Sirs/Mesdames:

RE: LETTER OF CONSENT

As independent petroleum consultants, we hereby consent to the incorporation by reference in this Registration Statements on Form S-3 of Magnum Hunter Resources Corporation and any amendment thereof, and in the related prospectus, of information relating to our report setting forth the estimates of the oil and gas reserves and revenues from the oil and gas reserves of NuLoch Resources Inc. as of December 31, 2010. We also consent to the references to our firm contained in this Registration Statement and in the related Prospectus, including under the caption “Experts”.

Please note that pursuant to an Agreement dated June 10, 2011 between the partners of AJM Petroleum Consultants (“AJM”) and Deloitte the business of AJM was acquired by Deloitte effective June 1, 2011. The closing of this transaction took place on July 22, 2011. Upon closing, AJM has become part of Deloitte and will be referred to as AJM Deloitte. The acquisition included AJM’s reserves audit business. Although AJM will no longer provide reserves evaluation or audit services, it will continue to provide consents to the securities commissions or similar regulatory authorities in respect of evaluation and audit reports prepared by AJM prior to the Deloitte transaction. AJM Deloitte will continue to provide reserves evaluation and audit services.

Very truly yours,

Douglas S. Ashton, P. Eng.

Associate Partner

Deloitte & Touche LLP

Calgary, Alberta, Canada

/vg